Exhibit 99.1

AMENDMENT NO. 3 TO
THE CHEESECAKE FACTORY INCORPORATED
YEAR 2000 PERFORMANCE STOCK OPTION PLAN

The Cheesecake Factory Incorporated Year 2000 Performance Stock Option Plan is amended as provided herein and except as so amended, the Year 2000 Performance Stock Option Plan remains in full force and effect.

1.	Article III Paragraph 3.1 is amended and restated in its entirety to read as follows:

3.1 “Total Number of Shares Available. The maximum number of shares of Common Stock which are available for granting Options hereunder shall be 5,347,300 (subject to adjustment as provided below in Section 3.3 and in Article VII hereof).”